PINE VALLEY REPORTS A CORRECTION TO WEBSITE REFERENCE

CONCERNING CCAA PROCEEDINGS

(For Immediate Release)

VANCOUVER, BRITISH COLUMBIA, April 27, 2007 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) reports that the website reference in its news release of this morning is incorrect.

Persons wanting copies of Reports filed by the Monitor, Ernst & Young Inc., in proceedings under the Companies’ Creditors Arrangement Act (Canada) can find them on the Monitor’s website:

http://www.ey.com/global/content.nsf/Canada/Insolvencies_-_Pine_Valley_Mining_Corporation

A link to the Monitor’s website is included on the Company’s home page:

http://www.pinevalleycoal.com/

PINE VALLEY MINING CORPORATION

 “Robert Bell”

Robert Bell

President and Chief Executive Officer

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Contacts:

Robert (Bob) Bell

Martin Rip

President & Chief Executive Officer

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com